Domenic J. Dell'Osso, Jr.
Executive Vice President and
Chief Financial Officer

6100 North Western Avenue Oklahoma City, Oklahoma 73118

June 2, 2016

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ethan Horowitz, Branch Chief

RE:	Chesapeake Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 25, 2016 Form 8-K filed May 5, 2016 File No. 1-13726
Ladies and Gentlemen:
This letter sets forth the responses of Chesapeake Energy Corporation (the “Company” or “Chesapeake”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated May 19, 2016. We have repeated below the Staff’s comments and followed each comment with the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2015
Exhibit 4.10.1

1.
We have considered your response to prior comment 3 but do not concur. Please file complete versions of your credit agreement and any amendments thereto, including all of the schedules and exhibits, in your next period filing. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) to plans of acquisition, reorganization, etc. if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(10) of Regulation S-K regarding material contracts.

United States Securities and Exchange Commission

Response:

We will re-file the Company’s Credit Agreement dated as of December 15, 2014 (the “Credit Agreement”) and the Third Amendment to the Credit Agreement dated as of April 8, 2016 (the “Third Amendment”), in each case with the exhibits and schedules thereto, with the Company’s Quarterly Report on Form 10-Q for the second quarter of 2016. Each of the First Amendment to the Credit Agreement dated as of September 30, 2015 and the Second Amendment to the Credit Agreement dated as of December 15, 2015 were filed in their entirety and the Company respectfully submits that they need not be re-filed. Simultaneously with the filing of our second quarter Form 10-Q, we intend to file an application for confidential treatment of certain of the exhibits and schedules with the Securities and Exchange Commission.

Form 8-K filed May 5, 2016

Exhibit 99.1

2.
Your revised presentation of adjusted net earnings (loss) per fully diluted share in response to our prior comment 5 does not appear to provide reconciliations on a per share basis of the non-GAAP financial measure to its most directly comparable GAAP measure. Further revise your presentation to provide reconciliations on a per share basis. See question 102.05 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for further guidance.

Response:

We acknowledge the Staff’s comment and believe we can further enhance the disclosure and add clarity. We refer the Staff to our proposed disclosure modifications which are detailed in our response to question #3 below.

3.
Your adjusted net earnings (loss) per fully diluted share is calculated using shares that are considered antidilutive on a GAAP basis. The use of all shares outstanding assuming full dilution results in a non-GAAP financial measure that appears to go beyond the scope of the definition of a non-GAAP financial measure in Item 10(e)(2) of Regulation S-K and is inconsistent with a fundamental aspect of the calculation of earnings per share under U.S. GAAP. Revise your per-share presentation to exclude antidilutive shares, or tell us why you believe inclusion of antidilutive shares is appropriate under Regulation S-K.

United States Securities and Exchange Commission

Response:

We respectfully disagree with the Staff’s suggestion that our inclusion of “antidilutive” shares (as determined on a GAAP basis) in the calculation of adjusted net earnings (loss) per fully diluted share goes beyond the scope of the definition of a non-GAAP financial measure in Item 10(e)(2) of Regulation S-K. As permitted by Item 10(e)(2) of Regulation S-K, our non-GAAP measure has the effect of including amounts that are excluded from the most directly comparable measure.

Although we acknowledge that our methodology for calculating adjusted earnings (loss) per share assuming dilution may, in certain instances, include shares that are considered antidilutive for calculating earnings per share in accordance with GAAP, our calculation methodology is consistent with the approach taken by prominent securities analysts in estimating our earnings per share, six of whom we surveyed in the course of responding to the Staff’s comment. We will provide the names of the research analysts to the Staff verbally upon request. The securities analysts we surveyed use a fully diluted share count based on potentially dilutive securities in their forecasts and do not attempt to estimate the impact of common stock equivalents that might have an antidilutive impact on the calculation. However, to address the Staff’s concern while continuing to provide information we believe is consistent with securities analysts’ estimates, we propose that we augment our current disclosure (which includes a footnote to the reconciliation that indicates we include antidilutive shares determined under GAAP) to reflect the impact from any common stock equivalents that have an antidilutive impact in the periods presented. An example of our proposed disclosure is set forth in Exhibit A to this letter.

* * * * *
Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Mike Johnson, our Chief Accounting Officer, at (405) 935-9229, J. David Hershberger, our Corporate Counsel, at (405) 935-3878 or me at (405) 935-6125.

As you request in the comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Domenic J. Dell'Osso, Jr.
Domenic J. Dell'Osso, Jr.
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission
Wei Lu, Staff Accountant
Shannon Buskirk, Staff Accountant

Tull Florey, Baker Botts L.L.P.

EXHIBIT A

CHESAPEAKE ENERGY CORPORATION
RECONCILIATION OF ADJUSTED NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS
(in millions, except per share data)
(unaudited)

	THREE MONTHS ENDED MARCH 31, 2016
	Before Tax Adjustments	Shares	$/Share

Net loss available to common stockholders(a) (GAAP)	$(964)	668	$(1.44)

Adjustments(b):
Unrealized losses on commodity and interest rate derivatives	45		0.07
Unrealized gains on supply contract derivatives	(20)		(0.03)
Provision for legal contingencies	22		0.03
Impairment of oil and natural gas properties	853		1.28
Impairments of fixed assets and other	38		0.06
Net gains on sales of fixed assets	(4)		(0.01)
Loss on sale of investment	10		0.01
Gains on purchases or exchanges of debt	(100)		(0.15)
Adjusted net loss available to common stockholders(c) (Non-GAAP)	$(120)	668	$(0.18)

Preferred stock dividends	43
Antidilutive shares(d)		113
Total adjusted net loss attributable to Chesapeake assuming dilution(c) (Non-GAAP)	$(77)	781	$(0.10)

	THREE MONTHS ENDED MARCH 31, 2015
	$	Shares	$/Share

Net loss available to common stockholders(a) (GAAP)	$(3,782)	661	$(5.72)

Adjustments, net of tax:
Unrealized losses on commodity and interest rate derivatives	192		0.29
Restructuring and other termination costs	(7)		(0.01)
Provision for legal contingencies	18		0.03
Impairment of oil and natural gas properties	3,635		5.50
Impairments of fixed assets and other	3		—
Net losses on sales of fixed assets	2		—
Tax rate adjustment and other	(19)		(0.03)
Adjusted net income available to common stockholders(c) (Non-GAAP)	$42	661	$0.06

Preferred stock dividends	43
Antidilutive shares(d)		115
Total adjusted net income attributable to Chesapeake assuming dilution(c) (Non-GAAP)	$85	776	$0.11

(a)
The weighted average common and common equivalent shares outstanding of approximately 668 million shares and 661 million shares do not include shares that were considered antidilutive for calculating earnings per share in accordance with GAAP for the three months ended March 31, 2016 and 2015, respectively.

(b)	Our effective tax rate in the three months ended March 31, 2016 was 0%; thus, there is no separate presentation of before and after-tax adjustments.

(c)
Adjusted net income and adjusted earnings per share assuming dilution are not measures of financial performance under accounting principles generally accepted in the United States (GAAP), and should not be considered as an alternative to net income available to common stockholders or diluted earnings per share. Adjusted net income available to common stockholders and adjusted earnings per share assuming dilution exclude certain items that management believes affect the comparability of operating results. The company believes these adjusted financial measures are a useful adjunct to earnings calculated in accordance with GAAP because:

(i)	Management uses adjusted net income available to common stockholders to evaluate the company's operational trends and performance relative to other oil and natural gas producing companies.

(ii)	Adjusted net income available to common stockholders is more comparable to earnings estimates provided by securities analysts.

(iii)
Items excluded generally are one-time items or items whose timing or amount cannot be reasonably estimated. Accordingly, any guidance provided by the company generally excludes information regarding these types of items.

(d)
Weighted average fully diluted shares outstanding include approximately 113 million and 115 million common equivalent preferred shares that were considered antidilutive for calculating earnings per share in accordance with GAAP for the three months ended March 31, 2016 and 2015, respectively.